Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

December 21, 2018

VIA EDGAR

Ms. Lauren Hamilton

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       Meridian Fund, Inc. (the “Registrant”)

File No. 811-04014

Dear Ms. Hamilton:

On behalf of the Registrant, and with respect to each of the Meridian Growth Fund, Meridian Contrarian Fund, Meridian Enhanced Equity Fund and Meridian Small Cap Growth Fund (each a “Fund” and collectively, the “Funds”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on November 30, 2018 with regard to the Registrant’s filings on Form N-CSR for the reporting period ended June 30, 2018, as well as corresponding disclosures made in the Registrant’s Registration Statement on Form N-1A and the Registrant’s website. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

I. General

1.

Staff Comment: The Registrant is advised to file a written response to the Staff’s comments via EDGAR correspondence. The Staff notes that some of their comments may be directed to disclosures regarding certain funds; however, these comments may also apply to the disclosures for multiple funds. The Registrant should review its filings as a whole to determine other areas where such comments may apply.

Registrant’s Response: Comment complied with. See other responses throughout this letter.

II.	Filing on Form N-CSR (reporting period ended June 30, 2018)

1.	Staff Comment: The Registrant should confirm that accounts payable to officers, directors, control companies, and other affiliates are stated separately on the balance sheet.

Registrant’s Response: As of June 30, 2018, there were no applicable outstanding accounts payable to any control companies, officers or directors. Other related party payables (i.e. investment management fees) are itemized on the Statement of Assets and Liabilities disclosed in Form N-CSR for the reporting period ended June 30, 2018.

2.

Staff Comment: The Staff notes that there was a change of the Independent Accountant. The Staff further notes that the Registrant has not complied with the requirements of Reg S-K, Item 304. Please explain why the relevant exhibits and schedules were not filed and, to the extent required, remedy the omissions.

Registrant’s Response: Comment complied with. Information concerning the change in the Registrant’s Independent Accountant was included in its Semi-Annual Report for the period ended December 31, 2017, filed via EDGAR as part of Form N-CSR on March 2, 2018, and in its Form N-CEN for the period ended June 30, 2018, filed via EDGAR on September 7, 2018, but was inadvertently omitted from the Registrant’s Form N-CSR for the period ended June 30, 2018, filed via EDGAR on August 30, 2018.

On December 20, 2018, the Registrant filed via EDGAR an amended Form N-CSR for that period addressing the requirements of Item 13(a)(4) of the Form and Regulation S-K, Item 304. The Registrant also notes that it has implemented policies and procedures that seek to mitigate such occurrences in the future.

Sincerely,

/s/ David Corkins

David Corkins

President

Enclosure

cc:     Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP